Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

ANSWERS CORPORATION

The undersigned, Robert S. Rosenschein, being the Chief Executive Officer of Answers Corporation, a corporation organized and existing under the laws of the State of Delaware, on behalf of said corporation, hereby certifies as follows:

FIRST: The name of the corporation is Answers Corporation (the “Corporation”).

SECOND: The Corporation wishes to amend its Certificate of Incorporation so as to increase the number of shares of capital stock that the Corporation shall have the authority to issue.

THIRD: To accomplish the amendment referred to in Paragraph SECOND above, Article IV.A of the Certificate of Incorporation is hereby amended to read as follows:

“CLASSES OF STOCK. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is one hundred and one million (101,000,000) shares. One hundred million (100,000,000) shares shall be Common Stock, par value $0.001 per share, and one million (1,000,000) shares shall be Preferred Stock, par value $0.01 per share.”

FOURTH: The forgoing Amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, ANSWERS CORPORATION has caused this Certificate of Amendment to be signed by its Chief Executive Officer, under penalties of perjury, this 10th day of September 2008.

/s/ Robert S. Rosenschein
Robert S. Rosenschein
Chief Executive Officer